December 14, 2005


Ms. Janice K. Henry
Chief Financial Officer
Martin Marietta Materials, Inc.
2710 Wycliff Road
Raleigh, North Carolina  27607-3033





	Re:	Martin Marietta Materials, Inc.
		Form 10-K for Fiscal Year Ended December 31, 2004
Filed February 25, 2005
Forms 10-Q for Fiscal Quarters Ended March 31, June 30, and
September
30, 2005
      Filed May 4, August 3, and November 1, 2005
		File No. 1-12744




Dear Ms. Henry:

      We have reviewed your filing and have the following comments.
We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.


Form 10-K for the Fiscal Year Ended December 31, 2004

Exhibits 31.01 and 31.02

1. We note that the wording of your certifications pursuant to
Section 302 do not conform to the strict requirements as specified in
Regulation S-K Item 601(b)(31) and Financial Release 33-8238.
Such
certifications must be worded exactly as indicated by the Regulations. Specifically, please eliminate the titles of the certifying officers from the first line and remove the words "annual report" from paragraph #1. Please provide a correctly worded, separate certification for each person required to sign such certifications in an amended filing.

Management`s Discussion and Analysis of Financial Condition and
Results of Operations

Results of Operations, page 37

2. The line items "net sales" and "cost of sales" in the table provided exclude freight charges as disclosed in your Consolidated Statements of Earnings. Revise this table to include freight costs as disclosed in your Consolidated Statements of Earnings and revise your discussion of such items accordingly.

Net Sales, page 37

3. We note the discussion of "Heritage Aggregate Operations." Tell us what the Heritage Aggregate Operations represent and how it relates to your financial statements and your discussion and analysis of the results of operations. We may have further comment.

Grow Profit, page 38

4. The discussion here, and also again on page 39 in the "Analysis of
Margins" section, refers to the term "gross margin." It appears to us that your definition of "gross margin" excludes freight charges from both the numerator and the denominator. As such, it represents a non-GAAP measure. The use of non-GAAP financial measures in a filing must meet the requirements of Item 10(e) of Regulation S-K. Amend this disclosure here and throughout your document to either provide a discussion of the GAAP measure "gross profit" as it appears on your Consolidated Statements of Earnings, or to provide the additional disclosures required for the use of a non-GAAP financial measure. If you choose to use a non-GAAP measure, rename it so that it will not be confused with the terms "gross profit" and "gross margin," which are used interchangeably to represent a GAAP term.

Capital Structure and Resources, page 62

5. We note the presentation of the non-GAAP financial measures "adjusted debt," "total capital," and "debt to capital capitalization, net of available cash." Amend this discussion to provide the additional disclosures required by Item 10(e) of Regulation S-K for the use of these non-GAAP financial measures in your filing

6. You disclose that the availability of financing resources, including your revolving credit agreement, is expected to continue to be sufficient. In footnote G of your financial statements, you disclose that your revolving credit agreement contains restrictive covenants relating to your debt to equity ratio. We also note the significant amount of goodwill and your critical accounting policy in that regard. Tell us under what circumstances, if any, the impairment of your goodwill would negatively affect your ability to borrow under your revolving credit agreement, and if so, whether these circumstances would materially decrease your liquidity. We may have further comment.


Financial Statements

Note M -Shareholders` Equity, page 30

7. Expand your disclosures to discuss in summary form the pertinent rights and privileges of the Corporation`s Shareholders` Rights
Plan,
as required by Statement of Financial Accounting Standard (SFAS)
Number 129, paragraph 4.


Form 10-Q for the Fiscal Quarters Ended March 31, June 30 and
September 30, 2005

Consolidated Statements of Earnings, page 4

8. We note the fluctuation of your interim effective tax rates in each of your quarters ending in fiscal 2005 and in relation to the effective rate reported in your prior three fiscal years. Provide a discussion of the reasons for these fluctuations as part of your Management Discussion and Analysis of results of operations. Tell us how you have applied the provisions of Accounting Principles Board Opinion No. 28, paragraph 19, in determining your interim effective tax rate.





Note 9 - Stock-Based Compensation, page 10

9. The disclosures regarding the pro forma effects of applying the fair value method should be presented in a footnote preceding the notes to financial statements or as the initial note. See SFAS No.
148, paragraph 2(e) which modifies paragraph 45 of SFAS No. 123. Amend your filings to present this disclosure as required by this standard.

Closing Comments

      As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

	You may contact Gary Newberry at (202) 551-3761, or Sandra
Eisen
at (202) 551-3864, if you have questions regarding comments on the financial statements and related matters. Please contact me at
(202)
551- 3684 with any other questions.

								Sincerely,



								April Sifford
								Branch Chief

??

??

??

??

Ms. Janice K. Henry
Martin Marietta Materials, Inc.
December 14, 2005
page 1



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
100 F Street, N.E.
WASHINGTON, D.C. 20549-7010

   DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010